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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                                            SEC File # 000-27035
                                   ----------

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


                                   -----------

     (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
                                 [ ] Form N-SAR

                         For Period Ended: JUNE 30, 2002
                                          ----------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
___________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
___________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________________

PART I - REGISTRANT INFORMATION

MICROISLET, INC.
___________________________________________________
Full Name of Registrant:

ALD SERVICES, INC.
___________________________________________________
Former Name if Applicable

6540 LUSK BLVD., SUITE C250
___________________________________________________
Address of Principal Executive Office (Street and Number)

SAN DIEGO, CA 92121
___________________________________________________
City, State, Zip Code



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PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[xx] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Management of the Registrant voluntarily decided to consult with the Securities and Exchange Commission concerning the proper recording of previously disclosed equity interests granted by the Registrant to the former majority stockholder of the Registrant, the former president and former sole director of the Registrant, and the brother of the former president and former sole director, prior to the Registrant's acquisition of MicroIslet, Inc., a Delaware corporation (the "Acquisition"). The subject equity transactions are described in the Registrant's Form 10-KSB filed April 5, 2002 and Form 10-QSB filed May 20, 2002. Discussions with the Commission are ongoing and are expected to be resolved by August 19, 2002, at which time the Registrant will file Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

William G. Kachioff                     (858)              657-0287
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     (Name)                           (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [x]Yes [ ]No
                  ____________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Acquisition was treated for accounting purposes as a reverse acquisition. Accordingly, MicroIslet, Inc., a Delaware corporation ("MicroIslet") is the deemed acquirer, and the financial statements of MicroIslet are now the financial statements of the Registrant. The results of MicroIslet for the quarter ended June 30, 2002 are not comparable to the results of the Registrant for the quarter ended June 30, 2001. The Registrant is not currently able to estimate results of operations for the quarter ended June 30, 2002 due to the ongoing discussions with the Securities and Exchange Commission discussed above.


                  ____________________________________________

                                MICROISLET, INC.
                       __________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002        By: /s/  William G. Kachioff
                             ---------------------------------------------------
                             William G. Kachioff
                             Vice President, Finance and Chief Financial Officer

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.